As filed with the Securities and Exchange Commission on June 19, 1997.
                                                      REGISTRATION NO. 333-28211

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                      ------------------------------------
                      TRANSAMERICAN WASTE INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                                           13-3487422
(STATE OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NO.)

                                10554 TANNER ROAD
                              HOUSTON, TEXAS 77041
                                 (713) 956-1212
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 J. DAVID GREEN
                      SENIOR VICE PRESIDENT, SECRETARY AND
                                 GENERAL COUNSEL
                                10554 TANNER ROAD
                              HOUSTON, TEXAS 77041
                                 (713) 956-1212
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                      ------------------------------------
                                    COPY TO:

                                  JEFF C. DODD
                      MAYOR, DAY, CALDWELL & KEETON, L.L.P.
                            700 LOUISIANA, SUITE 1900
                              HOUSTON, TEXAS 77002
                                 (713) 225-7000

                      ------------------------------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on the Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box. [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 19, 1997

                                   PROSPECTUS

                                21,411,534 SHARES
                      TRANSAMERICAN WASTE INDUSTRIES, INC.


                                  COMMON STOCK

                      ------------------------------------

         The shares of common stock, par value $.001 per share (the "Common Stock"), of TransAmerican Waste Industries, Inc. (together with its subsidiaries, the "Company"), offered hereby will be offered by certain stockholders of the Company. See "Registering Stockholders." The Company will receive none of the proceeds from the sale of the shares by the Registering Stockholders but will incur certain expenses in connection with filing the Registration Statement.

         The Registering Stockholders may from time to time sell all or a portion of the Shares of Common Stock included herein and offered by them ("Shares") in transactions in the over-the-counter market or through the National Association of Securities Dealers, Inc. Automated Quotation ("NASDAQ") SmallCap Market, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. It is expected that the first sale of shares of Common Stock offered hereby will take place on or about July 1, 1997; however, the decision to sell such shares is solely in the discretion of the Registering Stockholders and therefore the first sale may occur any time after the Registration Statement becomes effective. The Shares offered by the Registering Stockholders may be sold directly or through agents or broker-dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. See "Plan of Distribution." The Registering Stockholders and any agents or broker-dealers participating in the distribution of the Shares offered by the Registering Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profit on the sale of the Shares offered by the Registering Stockholders and any commissions received by any such agents or broker-dealers may be deemed to be underwriting commissions or discounts under the Securities Act.

         The Common Stock is traded over-the-counter and included in the NASDAQ SmallCap Market under the trading symbol "WSTE." On June 17, 1997, the last sales price for the Common Stock as reported by the NASDAQ SmallCap Market was $1.12 per share.


         SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                    OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

                      ------------------------------------

                  The date of this Prospectus is June 19, 1997.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024, and at the following Regional Offices of the
Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. In addition, the Common Stock is listed on The Nasdaq SmallCap Market, and such reports and other information concerning the Company can be inspected at The Nasdaq SmallCap Market, 1735 K Street, N.W., Washington, D.C. 20006-1506.

         This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement, including the exhibits and schedules thereto, for further information with respect to the Company and the securities offered hereby. The Registration Statement may be inspected in the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

         The Company is a Delaware corporation. Its executive offices are located at 10554 Tanner Road, Houston, Texas 77041, and its telephone number is
(713) 956-1212.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") are incorporated into this Prospectus by reference and made a part hereof:
Annual Report on Form 10-K for the year ended December 31, 1996; Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997; and Current Report on Form 8-K and Form 8-K/A dated February 18, 1997 and April 18, 1997, respectively.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to Tom J. Fatjo, III, TransAmerican Waste Industries, Inc., 10554 Tanner Road, Houston, Texas 77041, telephone (713) 956-1212.

                               PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE HEREIN INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION APPEARING HEREIN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS DOES NOT GIVE EFFECT TO THE EXERCISE OF THE OUTSTANDING DEBENTURES, OPTIONS, WARRANTS OR OTHER SECURITIES CONVERTIBLE INTO OR EXERCISABLE FOR COMMON STOCK. INFORMATION PROVIDED HEREBY BY THE COMPANY CONTAINS, AND FROM TIME TO TIME THE COMPANY MAY DISSEMINATE MATERIALS AND MAKE STATEMENTS WHICH MAY CONTAIN "FORWARD-LOOKING" INFORMATION, AS THAT TERM IS DEFINED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (THE "1995 ACT"). THESE CAUTIONARY STATEMENTS ARE BEING MADE PURSUANT TO THE PROVISIONS OF THE 1995 ACT AND WITH THE INTENTION OF OBTAINING THE BENEFITS OF THE "SAFE HARBOR" PROVISIONS OF THE 1995 ACT.

         The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance and that actual results may differ materially from those in the forward-looking statements as a result of various factors, including, but not limited to, those set forth in "RISK FACTORS" including "RISK FACTORS--Uncertainty of Forward-Looking Statements."

                                   THE COMPANY

         The Company is engaged in the collection, processing and disposal of non-hazardous industrial and municipal solid waste. The Company has expanded its operations primarily through the acquisition of existing businesses and by obtaining long-term contracts to manage existing municipal landfills.

         The Company currently owns or operates twelve collection, processing and disposal facilities consisting of two municipal solid waste collection operations, eight landfills, a solid waste transfer station and a materials recovery facility. The Company's landfills include six municipal solid waste landfills and two construction and demolition landfills, one of which is permitted for expansion to accept municipal solid waste. See "The Company."

         The Company's strategy is to become a leader in the non-hazardous waste industry with its primary focus on the southern region of the United States. The Company has expanded its operations, and will continue to expand its operations, by privatizing municipal landfills, acquiring other selected facilities and collection operations and increasing volume at its existing sites. During the past three years, the Company has concentrated on acquiring selective collection operations, landfills and obtaining management contracts for permitted disposal sites in the southern region of the United States, and divesting all of the Company's operations unrelated to the collection, processing or disposal of non-hazardous solid waste. As the Company continues to seek additional disposal facilities and collection operations, the Company will focus on acquiring and developing businesses which are strategically positioned with the Company's existing operations. The Company believes there is substantial value to be realized by obtaining strategically located collection and landfill operations as this provides the Company secure waste streams and provides operational efficiencies to both the collection and disposal operations. The Company will also look for strategic opportunities to enter into new markets primarily through the acquisition of existing businesses.

                                  THE OFFERING

Common Stock offered by the Registering Stockholders           21,411,534 shares
  (includes 8,075,200 shares of Common Stock issuable pursuant to the exercise of warrants or the conversion of promissory notes)

Common Stock outstanding as of May 23, 1997                    43,541,127 shares

NASDAQ SmallCap Market Symbol                                          "WSTE"

Use of Proceeds                                   The Company will not receive
                                                  any proceeds of this offering.

                      ------------------------------------

                                  RISK FACTORS

         PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION APPEARING ELSEWHERE IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, PRIOR TO MAKING AN INVESTMENT DECISION RELATING TO THE SECURITIES OFFERED BY THIS PROSPECTUS.

         RISKS RELATED TO SANIFILL ASSETS. In connection with the Company's acquisition of certain solid waste collection and disposal assets and operations of Sanifill, Inc. ("Sanifill") located in the Houston, Texas area (the "Sanifill Assets"), the Company was granted access to certain information regarding the Sanifill Assets and was given the right to conduct a due diligence investigation. See "THE COMPANY -- Recent Developments --Acquisition of Sanifill Assets." While the Company reviewed such information and conducted a due diligence investigation, the amount of information the Company received was limited and there can be no assurance that the Company has been able to fully determine all of the risks inherent in the business and operations of the Sanifill Assets. Some of these risks could have a material adverse effect on the consolidated financial performance of the Company. Furthermore, the Company received only limited representations, warranties and indemnification from the seller of the Sanifill Assets, and therefore has limited recourse to the Seller should the information it received prove to be inaccurate or incomplete. While it believes it can operate the Sanifill Assets profitably, the Company cannot determine with certainty whether the Sanifill Assets were historically profitable under Sanifill's ownership, and notwithstanding their historical results, there can be no assurance that the Company can successfully operate the Sanifill Assets or integrate them into the Company's operations. The estimates of revenues and costs derived from Sanifill's records and included in the "THE COMPANY -- Summary Financial Data" are subject to a variety of qualifications, including an assumption that current pricing levels, historical expense patterns associated with the Sanifill Assets, numbers of customers and other similar factors do not change after the acquisition of such assets. They are also qualified by other risk factors relating to the Company as more fully set forth herein, many or most of which would not have affected Sanifill or the Sanifill Assets prior to the acquisition by the Company. See "RISK FACTORS -- Uncertainty of Forward-Looking Statements." The Company has limited operating history regarding the Sanifill Assets and only limited experience in conducting similar collection and hauling operations, and there are no assurances that the Company can profitably operate the Sanifill Assets. In addition, the Company incurred additional debt in order to complete the acquisition of the Sanifill Assets. See "THE COMPANY -- Recent Developments -- Financing Related to Sanifill." Although the Company anticipates that cash flows generated by its existing assets and the Sanifill Assets will be sufficient to support anticipated levels of total debt, there can be no assurance that the Company will be able to meet its total debt service requirements, and such debt service requirements will affect the profitability of the Company and may impair its ability to raise additional capital for further acquisitions or for capital investment in existing operations.

         LOSSES IN PRIOR PERIODS. The Company incurred a net loss of $11,747,000 for the fiscal year ended August 31, 1994 and net losses of $5,389,000 and $6,917,000 for the years ended December 31, 1995 and 1996, respectively. The net loss during fiscal 1996 was primarily attributable to the $7.7 million loss from oil recovery and disposal operations, including a $6.5 million impairment loss, recognized by the Company in connection with the transfer of the stock of its oil recovery and disposal operation subsidiaries. These losses were partially offset by (i) a $437,000 gain recognized on the sale of certain assets used in the collection and transportation of municipal solid waste and (ii) additional revenues resulting from the acquisition of management contracts and businesses during 1995 and 1996 and increased waste streams at the existing facilities. There is no assurance that the Company will operate profitably in the future.

         SUBSTANTIAL INDEBTEDNESS AND RESTRICTIONS. At May 1, 1997, the Company had approximately $44.5 million of long-term debt. See "CAPITALIZATION." The Company's level of indebtedness has important consequences for holders of securities issued by the Company. A significant portion of the Company's cash flow from operations must be dedicated to the payment of interest and principal on its indebtedness and will not be available for other purposes. There is no assurance that the Company's cash flows from operations will be sufficient to fund total debt service requirements in the future. This may limit the Company's ability to fund working capital requirements, to borrow additional funds, to issue equity securities and to dispose of assets that secure the Company's indebtedness. Consequently, such indebtedness may adversely affect the Company's flexibility in planning for and reacting to changes in its business, including internal growth and possible acquisition activities. The Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, or other purposes may also be restricted.

         NEED FOR ADDITIONAL FINANCING; NO ASSURANCE OF AVAILABLE FINANCING. The Company requires significant capital for improvements at its existing landfills, including expenditures necessary to bring certain of its landfills into compliance with federal and state regulations and for the construction of additional cells at its landfills in order to create disposal capacity required for continued operations. The acquisition of existing, permitted disposal facilities and collection operations also requires significant capital and other resources. The inability of the Company to finance its capital needs could adversely affect the Company's internal growth opportunities and acquisition plans. The Company currently intends to raise additional capital through debt and equity financing, the proceeds of which would be devoted to completing acquisitions and providing working capital, but as the Company continues its growth, it will consider all financing alternatives that may become available. There can be no assurance that such financing will be available at all or on terms and conditions acceptable to the Company, and interest and other costs associated with such financing may have an adverse impact on the Company's profitability. Thus, there can be no assurance that the Company can successfully obtain such financing or pursue its strategy and failure to do so may limit the Company's growth potential.

         COMPETITION. The Company operates within the intensely competitive waste disposal and collection industry. The Company faces competition from several national waste disposal and collection companies and numerous regional and local entities of various sizes and competitive resources, and will in the future be confronted with such competition in each location where it intends to expand. Several of these competitors are larger and have substantially greater financial and other resources than the Company and are well entrenched in their respective markets. The Company also competes with counties and municipalities that maintain their own waste collection or disposal operations. Such counties and municipalities may have financial advantages through their access to tax revenue and their ability to mandate the disposal of waste collected within the jurisdiction at the municipal facility. Competition may also be affected by the increasing national emphasis on recycling, composting, incineration and other waste reduction programs which could reduce the volume of refuse and garbage deposited in landfills. In pursuing its business strategy of acquiring operations and facilities in the waste management industry, the Company competes for such acquisitions and management contracts with large, national companies and with regional and local companies, many of which have significantly greater financial resources and more established market positions than the Company. The trend toward consolidation in the waste management industry has increased competition for the acquisition of existing, permitted disposal facilities and collection operations. There can be no assurance that additional facilities or collection operations will be available for acquisition on terms the Company deems attractive.

         LIMITED OPERATING HISTORY; NO ASSURANCE OF SUCCESSFUL IMPLEMENTATION OF BUSINESS STRATEGY. Prior to September 1994, most of the Company's revenue and earnings were derived from its wastewater sludge treatment facility located in Galveston, Texas. After the expiration of the contract with the sole customer of this facility in September 1994, the Company discontinued operations of the sludge treatment facility and redefined its focus to concentrate on acquiring selected landfills and obtaining management contracts for permitted disposal sites, acquiring strategically located collection operations and divesting itself of all non-solid waste operations. The Company has a limited operating history in solid waste landfills and collection operations, and there are no assurances that this business ultimately will be successful. The Company is subject to all of the risks inherent in the establishment and growth of a developing business, including, among other things, limited access to capital, delays in the completion of its business plan in certain markets and intense competition.

         ENVIRONMENTAL RISKS AND REGULATIONS. The Company renders services in connection with the disposal of various wastes. Federal, state and local laws and regulations, including the Federal Water Pollution Control Act (the "Clean Water Act") and Subtitle D regulations of the Resource Conservation and Recovery Act of 1976 ("RCRA"), have been enacted regulating these wastes and creating liability for certain environmental contamination caused by such waste. Accordingly, the Company is subject to potential liability for environmental damage its disposal facilities or its waste management operations may cause, particularly as a result of the contamination of water or the soil. Such liability could include damages resulting from conditions existing prior to the acquisition of such operations by the Company. Environmental laws regulate, among other things, the transportation, storage, handling and disposal of solid waste. Under these laws, the Company may be subject to liability for any on-site or off-site environmental contamination caused by pollutants or substances whose transportation, treatment or disposal was arranged by the Company or its predecessors. Moreover, so-called "toxic tort" litigation has increased markedly in recent years as persons allegedly injured by chemical contamination seek recovery for various injuries, including personal injuries, property damage or "stigma damages." These legal developments present a risk of liability should the Company be deemed to be responsible for materials contained in its landfills and other disposal facilities, for arranging or otherwise "brokering" the transportation or disposal of waste to disposal facilities, for contamination or pollution caused or increased by an evaluation, remediation or cleanup effort conducted by it, or for an accident which occurs in the course of such evaluation, remediation or cleanup effort. The Company, however, does not have environmental impairment insurance (see "RISK FACTORS--Lack of Environmental Impairment Liability Insurance"). There can be no assurance that the Company's procedures for complying with environmental regulations will be effective at preventing the Company from incurring a substantial environmental liability. If the Company were to incur a substantial uninsured liability for environmental damage, its financial condition could be materially adversely affected.

         Over the past two decades, federal, state and local environmental laws and regulations have increased the demand for services such as those provided by the Company. In addition, the regulatory systems to which the Company and its operations are subject are often in a state of change. A significant reduction in the stringency of the constraints imposed by environmental laws or regulations could adversely affect the Company's business. In addition, laws and regulations may be promulgated in the future which may adversely affect the Company's profitability. Furthermore, the Company may from time to time become subject to governmental enforcement proceedings and resulting fines or other sanctions and may incur penalties. Such expenditures could be substantial and accordingly could have a material adverse effect on the Company's financial condition.

         OPERATING RISKS AND POSSIBLE INSUFFICIENCY OF INSURANCE. The business of the Company exposes it to various risks, including claims for damage to property, injuries to persons, negligence and professional errors or omissions in the planning or performing of its services and providing of its products, which claims could be substantial. The Company maintains $2 million of general liability insurance and an additional $5 million of excess umbrella liability coverage on all of its operations. The cost of these and other insurance policies is substantial. There can be no assurances that such insurance will continue to be adequate to meet the needs of the Company, particularly as it pursues its acquisition strategy, or that the Company will be able to continue to maintain or obtain adequate or required insurance coverage as its business grows or, if obtainable, purchase it at reasonable rates. If the Company has difficulty in maintaining or obtaining such coverage, it could be at a competitive disadvantage with other companies, it may become exposed to significant uninsured risks and losses, and/or may be unable to continue certain of its operations. Under the Company's insurance policies, there are various exclusions that are customary in the industry. Accordingly, there can be no assurance that liabilities that may be incurred by the Company will be covered by its insurance or that the dollar amount of such liabilities which are covered by its insurance will not exceed the Company's policy limits. Furthermore, prior to June 1990, the Company did not have insurance coverage for certain pollution related activities with respect to its environmental engineering and consulting services. A partially or completely uninsured claim, if successful, could have a material adverse effect on the Company's financial condition and results of operations.

         LIMITED ENVIRONMENTAL IMPAIRMENT LIABILITY INSURANCE. The Company is subject to potential liability for any environmental damage its facilities may cause, particularly as a result of the contamination of water or the soil. The Company maintains $1 million of environmental impairment liability insurance covering both the sudden and the gradual onset of environmental damage (subject to a $250,000 deductible). There can be no assurance that liabilities that may be incurred by the Company will be covered by the insurance or that the dollar amount of such liabilities which are covered by its insurance will not exceed the Company's policy limit. As a result, if the Company were to incur liability for environmental damage, its financial condition could be adversely affected.

         UNCERTAINTY OF FORWARD-LOOKING STATEMENTS. Certain forward-looking information contained in this Prospectus is being provided in reliance upon the "safe harbor" provision of the Private Securities Litigation Reform

Act of 1995, as set forth in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans and objectives concerning the Company's future financial and operating performance. Such forward-looking information is subject to assumptions and beliefs based on current information known to the Company and factors that are subject to uncertainties, risks and other influences, which are outside the Company's control, and could yield actual results differing materially from those anticipated. The projected revenues from the Sanifill Assets described in "THE COMPANY -- Summary Financial Data" are provided solely for illustrative purposes and do not constitute a forecast or prediction of actual results. For purposes of preparing the forward-looking statements, information prepared by Sanifill was relied upon and certain assumptions were made with respect to the consummation of the asset acquisition, general business and economic conditions. The forward-looking statements are based on current customers, regulations and expected market and operating conditions, and are inherently subject to changes in economic, regulatory, operational and other circumstances that cannot be foreseen. Any adverse changes in regulations or market and operating conditions may have a material adverse effect on the Company's estimates. In addition, certain assumptions made by the Company may not materialize, and unanticipated events and circumstances may occur subsequent to the date of these estimates. Neither the assumptions or the forward-looking statements derived from such assumptions are warranted as being true or certain to happen by the Company or any of its stockholders, directors, officers, employees, affiliates or agents. Such assumptions and forward-looking statements are provided with the expectation that they will be independently evaluated by any potential purchaser of shares of the Company's Common Stock.

         CLOSURE AND POST-CLOSURE COSTS. The Company has material financial obligations relating to closure and post-closure costs for the disposal facilities it owns or operates. While the precise amount of these future obligations cannot be determined, the Company has estimated that for all its existing facilities the total costs for final closure and post-closure monitoring for an estimated period of up to 30 years after closure for cells currently being utilized will approximate $6.0 million. At March 31, 1997, the Company had accrued liabilities of approximately $4.4 million for such estimated costs based on airspace utilized to date. The Company will continue to provide accruals based on engineering estimates, as the available airspace is utilized. The estimate of the total future liability is subject to change as it is based on current economic conditions, operational results, existing regulations and a combination of internal and external engineering specifications which may not yet have been approved by the appropriate regulatory authorities.

         FUTURE COSTS AND COMMITMENTS. The Company estimates that it may make capital expenditures of up to approximately $7.0 million during the next twelve months for existing operations, primarily for landfill expansion and improvements and for equipment purchases. The Company intends to seek long-term financing for substantially all of its capital improvements. If additional financing should not be available, the Company would restrict its capital expenditures to an amount available for such purposes, which the Company expects would have an adverse impact on future revenues.

         DEPENDENCE ON EXECUTIVE OFFICERS. Incorporated in 1988, the Company has a limited operating history in the solid waste business. However, the Company's Chief Executive Officer, Tom J. Fatjo, Jr., its Chief Operating Officer and President, Jerome M. Kruszka, and other principal executives with the Company have extensive personal experience in the solid waste business and related industries. The development of the Company's business is dependent upon the efforts and talents of its executive officers. Loss of the services of one or more of its officers could adversely affect the Company's operations.

         LITIGATION. The Company is involved in certain litigation matters that in the event of an adverse outcome could have a material adverse effect on the Company. For a description of the litigation matters involving the Company, see "OPERATIONS -- Pending Litigation."

         VOTING CONTROL BY PRINCIPAL STOCKHOLDERS, DIRECTORS AND OFFICERS. As of May 23, 1997, the principal stockholders, officers and directors of the Company beneficially owned approximately 15.3 million shares of Common Stock, which includes options and warrants exercisable within sixty days of May 23, 1997 to acquire 4,329,991 shares of Common Stock, representing (assuming the exercise of such options and warrants) approximately 32% of the issued and outstanding shares of Common Stock. Consequently, such persons can, if they choose to vote together, effectively control the election of directors and all other decisions affecting the Company.

         FINANCIAL ASSURANCE OBLIGATIONS. From time to time, the Company may be required to provide performance bonds or bank letters-of-credit to secure performance of landfill management and hauling contracts or to secure its closure and post-closure obligations with respect to its landfills. At May 15, 1997, the Company has provided performance bonds totaling $6.9 million and letters-of-credit totaling approximately $200,000 to secure its obligations. The Company has arranged a $20 million performance bond line of credit, subject to review of each contract bonded and certain other conditions. In certain cases, the Company may be required to provide cash deposits.

         POSSIBLE ADVERSE CONSEQUENCES ON MARKET PRICE OF COMMON STOCK AS A RESULT OF SHARES ELIGIBLE FOR FUTURE SALE. Approximately 17 million of the 43,541,127 shares of Common Stock outstanding at May 23, 1997 are "restricted securities" as such term is defined in Rule 144 promulgated under the Securities Act, and are subject to the resale limitations of Rule 144. In addition, an aggregate of 1,092,364 shares of the Company's authorized shares of Common Stock are reserved for issuance upon the conversion of 10% Convertible Subordinated Debentures ("debentures") substantially all of which would be freely tradeable. The Registration Statement of which this Prospectus is a part, registers the resale of 21,411,534 shares of the approximately 13,336,334 million shares of "restricted" Common Stock and the resale of 8,075,200 million shares of the Common Stock issuable upon the exercise of warrants or the conversion of outstanding notes significantly increasing the number of freely traded, issued and outstanding shares of Common Stock.

         During the period that the debentures, options and warrants are outstanding, they may adversely affect the market price of the Company's securities and could impair the ability of, and the terms on which, the Company can raise additional equity capital or obtain debt financing. The Company has registered under the Securities Act the offering of up to 4,500,000 shares of Common Stock issuable upon the exercise of options granted or available for grant under the Company's incentive stock option plan. The Company also has registered under the Securities Act the offering of warrants to purchase an aggregate of 600,000 shares of Common Stock (with an exercise price of $4.50 per share) and the shares issuable thereunder, 1,092,364 shares of Common Stock issuable upon the conversion of the debentures (with a conversion price of $5.50 per share), and 3,835,375 shares of Common Stock issuable upon the exercise of outstanding Class A and Class B Warrants (with exercise prices of $4.50 per share and $6.53 per share, respectively, prior to adjustments resulting from the Offering and certain other transactions contemplated herein). The Registration Statement of which this Prospectus is a part, registers the resale of 8,075,200 shares of Common Stock issuable upon the exercise of warrants or the conversion of outstanding notes. The sale, or availability for sale, of substantial amounts of Common Stock and/or warrants in the public market pursuant to Rule 144 or otherwise could adversely affect the market price of the Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities or debt financing. The availability of Rule 144 to the holders of restricted securities of the Company would be conditioned on, among other factors, the availability of certain public information concerning the Company. In addition, the Company's growth strategy contemplates acquisitions of other businesses and facilities in the waste management industry. The Company may issue its securities in order to pay all or a substantial portion of the purchase price for any such acquisitions. While there can be no assurance that the Company will be able to consummate any acquisitions, or to pay the purchase prices thereof in its securities, if it were to do so, investors in the Company's securities could experience a dilution of their equity interest in the Company.

         LACK OF CASH DIVIDENDS. Since its inception, the Company has not paid cash dividends on its Common Stock. The Company intends to retain future earnings, if any, to provide funds for the operation of its business and, accordingly, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

         DELAWARE ANTI-TAKEOVER LAW. The Company is governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware. In general, such law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. As a result of the application of Section 203, potential acquirors of the Company may be discouraged from attempting to effect an acquisition transaction with the Company, thereby possibly depriving holders of the Company's securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

                                   THE COMPANY

GENERAL

         The Company was incorporated in Delaware in August of 1988. The Company is engaged in the collection, processing and disposal of non-hazardous industrial and municipal solid waste. The Company has expanded its operations primarily by acquiring existing municipal landfills and through the acquisition of existing businesses.

         The Company currently owns or operates twelve collection, processing and disposal facilities, consisting of eight landfills, two municipal solid waste collection operations, a solid waste transfer station and a materials recovery facility. The Company's landfills include six municipal solid waste landfills and two construction and demolition landfills, one of which is permitted to expand to accept municipal solid waste.

         The Company's strategy is to become a leader in the non-hazardous solid waste industry with its primary focus on the southern region of the United States. The Company has expanded its operations, and will continue to expand its operations, by privatizing municipal landfills, acquiring other selected facilities and collection operations and increasing volume at its existing sites. In 1996, the Company expanded its focus to include selective acquisitions of collection operations and divesting of all non-solid waste operations. During 1996, the Company transferred management and legal control of substantially all remaining non-solid waste operations, consisting primarily of the oil recovery and disposal operations, under the terms of contractual arrangements, in order to address on-going operational difficulties and because such businesses are not strategically aligned with the Company's core landfill and collection operations.

         The Company has experienced a growth in landfill disposal revenue as a result of its operation of additional facilities. Although the Company will continue to seek additional facilities, the Company is aggressively pursuing additional waste streams for its existing facilities. The Company's operating expenses increase primarily as a result of adding landfills or other operating facilities. Increased volumes of waste at the Company's existing landfills do not result in a proportionate increase in the Company's operating expenses, and therefore, increased volumes of waste or additional waste streams at competitive prices would have a positive effect on the Company's profitability. The Company believes it can obtain these additional waste streams by providing the large national waste collection companies, municipalities and other potential customers with the opportunity to dispose of waste materials at competitive prices. During 1995 and 1996, the Company entered into several agreements which substantially increased the volume of waste at several of its existing landfills. However, there can be no assurance that acquisitions or any additional waste streams will continue to be available in the future.

         The Company is seeking additional collection and disposal operations that are strategically aligned with the Company's current operations or that provide the Company the opportunity to expand into new markets. In January 1997, the Company acquired certain assets from Sanifill, Inc. used in providing solid waste collection and disposal services to approximately 100,000 residential and 4,000 commercial customers in the Houston, Texas metropolitan area, described in "THE COMPANY -- Recent Developments -- Acquisition of Sanifill Assets." As the Company continues to seek additional facilities and collection operations, the Company will focus on acquiring and/or developing businesses which are strategically positioned with the Company's existing operations. The Company believes there is substantial value to be recognized by obtaining strategically located collection and landfill operations, as this provides the Company with secure waste streams, optimizing the value of the Company's air space and provides efficiencies to both the collection and disposal operations. The Company believes it can increase operating margins on the collection operations while handling the additional waste streams by improved route management, increased asset utilization and other cost reduction measures. There can be no assurance that additional residential and commercial accounts will be available.

RECENT DEVELOPMENTS

         ACQUISITION OF SANIFILL ASSETS. On January 31, 1997, the Company, through one of its wholly owned subsidiaries, acquired the Sanifill Assets. In connection with the acquisition of Sanifill by USA Waste Services, Inc. ("USA Waste") in 1996, the United States Department of Justice ordered the divestiture of the Sanifill Assets, and pursuant to the order, the Company submitted a bid which was subsequently accepted. The total consideration for the purchase of the Sanifill Assets was $13,600,000 in cash plus warrants to purchase 1,500,000 shares of Common Stock at an exercise price of $1.50 per share (the "USA Warrants"). The USA Warrants are exercisable for a period of five years from the closing date of the Company's acquisition of the Sanifill Assets. The Registration Statement of which this Prospectus is a part registers the resale of the shares of Common Stock issuable upon the exercise of the USA Warrants.

         The Sanifill Assets consist of assets used in connection with (a) the servicing of approximately 4,000 commercial waste collection and disposal accounts in the Houston, Texas metropolitan area, (b) the servicing of approximately 100,000 residential waste collection and disposal accounts in the Houston, Texas metropolitan area, (c) a 20-acre construction and demolition landfill located in Galveston County, Texas, (d) two office, maintenance and parking facilities (one of which will become the Company's corporate headquarters), and (e) preferred pricing for disposal of waste at two of USA Waste's landfills. The preferred pricing agreement gives the Company the option to dispose of up to two million tons of municipal solid waste, limited to 270,000 tons per year, at USA Waste's landfills at favorable prices, which in no event shall be less favorable than the most favorable terms provided to USA Waste's other customers.

         FINANCING RELATED TO SANIFILL ACQUISITION. Financing for the transaction was arranged through a combination of debt and equity sources.

         (a) BANK FINANCING. In connection with the transaction, the Company entered into a bank facility in the amount of $8.5 million (the "Bank Facility") composed of (i) a $7.5 million note bearing interest at the prime rate plus 1%, to be repaid based upon a five year amortization schedule and having a final maturity of February 15, 1999, and (ii) a $1 million revolving line of credit at prime rate plus 1% having a final maturity of February 15, 1998. The Bank Facility is secured by a security interest in all assets of the Company's subsidiary, including the Sanifill Assets. The Bank Facility is guaranteed by the Company and personally guaranteed by Tom J. Fatjo, Jr., the Chief Executive Officer and Chairman of the Board of the Company, and by Robert K. Moses, Jr., a director of the Company. As consideration for his guarantee and services provided in connection with the acquisition of the Sanifill Assets, the Company issued Mr. Moses warrants having a term of five years to purchase a total of three million shares of Common Stock. The exercise price of such warrants with respect to two million shares is $1.00 per share, and the exercise price with respect to the remaining one million shares is $1.25 per share. The Registration Statement of which this Prospectus is a part, registers the resale of the three million shares of Common Stock issuable upon the exercise of these warrants. In addition, the Company granted Mr. Moses the right to designate up to three members of the Company's Board of Directors.

         (b) SHARE OFFERING. The Company raised $6,750,000 in equity financing by issuing 11,250,000 shares of its Common Stock through a private placement arranged by a placement agent (the "Placement Agent") at a price of $.60 per share (the "Offering"). The Registration Statement of which this Prospectus is a part, registers the resale of the shares of Common Stock sold pursuant to this Offering. In addition, the Placement Agent received warrants to purchase 1,125,000 shares of the Company's Common Stock at an exercise price of $.66 per share and the Registration Statement of which this Prospectus is a part, registers the resale of the shares of Common Stock issuable upon the exercise of these warrants.

         (c) BRIDGE NOTES. In connection with the Company's execution of the definitive agreement to purchase the Sanifill Assets in December, 1996, the Company borrowed $700,000 from an investment limited partnership under an agreement in principle dated December 3, 1996 (the "December Note"). The December Note was to mature on the earlier of the Company's next placement of debt or equity securities (subject to certain exceptions) or August 8, 1997, had an interest rate of 12% per annum, and was convertible into shares of Common Stock at $1.00 per share. The Company also issued warrants that entitled the holder of the December Note to purchase an aggregate of 300,000 shares of the Company's Common Stock for $0.75 per share, expiring on December 3, 2001. In connection with the December Note, the agreement in principle stated that, among other terms, the $1,500,000 loan made in August 1996 by the same partnership (together with the December Note, the "Bridge Notes") would be extended to mature on August 8, 1997, and the exercise price of 275,000 warrants issued in connection with such loan would be reset to $1.00 per share.

         On January 31, 1997, the Company repaid the December Note and exchanged the $1,500,000 note issued by the Company in August 1996 for a $1,500,000 note convertible into shares of the Company's Common Stock at $1.12 per share. In connection therewith, the Company obtained certain waivers, consents and releases necessary to consummate the acquisition of the Sanifill Assets and the transactions related thereto. In addition, the Company repriced the 575,000 warrants previously issued as described above to such investment limited partnership to have an exercise price of $.60 per share. The Registration Statement of which this Prospectus is a part, registers the resale of the shares of Common Stock issuable upon the exercise of these warrants and the conversion of the note.

         1997 STOCK PARTICIPATION PLAN. Effective January 1, 1997, the Board of Directors of the Company approved the TransAmerican Waste Industries, Inc. 1997 Stock Participation Plan ("Participation Plan"), pursuant to which the Company issued restricted shares of Common Stock to the executive officers and certain key employees of the Company which were selected in the discretion of the Compensation Committee of the Board of Directors ("Committee"). Pursuant to the Participation Plan, the Company has issued 833,334 shares of Common Stock to seven participants. The Registration Statement of which this Prospectus is a part registers the resale of the shares issued pursuant to the Participation Plan by the grantee or, in the event of a foreclosure, the bank which is a party to the Bank Loan described below.

         The shares awarded under the Participation Plan (the "Restricted Shares") are registered in the name of the grantee but are held by the Chairman of the Board of Directors of the Company until such time as the restrictions on their transfer have expired. The Restricted Shares will vest in equal 20% increments on each anniversary of the grant date over a five-year period. If the grantee should voluntarily terminate his employment or retire, or if his employment is terminated by the Company for any reason other than for cause, the grantee will forfeit his right to receive any shares that are not vested at the time of termination. In the event that the grantee is terminated for cause, he will forfeit all rights to receive any vested or unvested shares. If the grantee's employment is terminated due to his death or disability, or if a change of control of the Company should occur before the grantee's employment has been terminated, then all unvested shares will automatically become 100% vested.

         In the event that the grantee's employment is not terminated within the five-year vesting period, as of the expiration of such period, the Company will issue and deliver to the grantee a certificate for all the grantee's vested shares free of restrictions. In the event that the grantee's employment is terminated for any reason except cause before the end of the five-year vesting period, or in the event of a change of control of the Company regardless of whether his employment is terminated, at such time the Committee shall issue and deliver to grantee a certificate for all vested shares free of restrictions.

         In March 1997, Lance C. Ruud, the Company's Senior Vice President and Chief Financial Officer, resigned, effective May 1, 1997. The Compensation Committee has granted the former Chief Financial Officer the right to purchase his 156,250 unvested restricted shares of Common Stock issued under the Participation Plan for $.60 per share. The right to purchase the shares expires September 28, 1997. The Company will use the proceeds, if any, from purchase of these shares to retire a pro rata portion of the Bank Loan (as defined below) incurred by the Company to fund the acquisition of the Common Stock to be distributed pursuant to the Participation Plan.

         PARTICIPATION PLAN BANK LOAN. The Company has received a bank loan in the amount of $500,000 ("Bank Loan") to acquire 833,334 shares of Common Stock from the Company at $.60 per share pursuant to the Participation Plan. The terms of the Bank Loan required the Company to execute a $500,000 note bearing interest at 9% per annum to be repaid based upon a five-year amortization schedule. The Bank Loan is secured by the shares of the Company's Common Stock to be granted pursuant to the Participation Plan and is guaranteed personally by Tom J. Fatjo, Jr., the Chief Executive Officer and Chairman of the Board of the Company.

         SUMMARY OF SHARES ISSUED. The following table summarizes the total number of shares issued or issuable pursuant to the Offering and the transactions related to the acquisition of the Sanifill assets.

                                                                 NUMBER OF
                                                            SHARES OR WARRANTS
                                                            ------------------
Offering                                                          11,250,000
USA Waste Warrants                                                 1,500,000
 Warrants Issued to Mr. Moses                                      3,000,000
Participation Plan                                                   833,334
 Placement Agent Warrants                                          1,125,000
Bridge Note Warrants                                                 575,000
                                                                  ----------
          Total                                                   18,283,334
                                                                  ==========

         PERMIT MODIFICATIONS. On March 14, 1997, the Supreme Court of Alabama issued a favorable opinion upholding one of the Company's permit modifications which granted the Company the right to accept up to 1,500 tons per day of municipal solid waste at one of the Company's landfills. This opinion reversed a lower court's imposed daily limit of approximately 300 tons per day, which had been in effect since January 12, 1996. Additionally, the Company has obtained regulatory approval for several of the Company's landfills to expand vertically, which allows these sites to continue to dispose of waste in existing areas of the landfill which would otherwise be lost rather than developing new cells.

         MANAGEMENT CHANGES. Effective November 1, 1996, Thomas E. Noel resigned as President of the Company. In February 1997, Mr. Noel resigned as a member of the Company's board of directors.

         On November 1, 1996, Jerome M. Kruszka joined the Company as Chief Operating Officer, and on December 26, 1996, Mr. Kruszka was named President of the Company. Mr. Kruszka began his career with Waste Management, Inc. in 1971. Between 1971 and 1996 Mr. Kruszka held several positions at Waste Management, Inc. and its affiliates. In 1993 Mr. Kruszka was named Division President and General Manager for Waste Management of Alameda County after which thirteen divisions involved in solid waste collection and transfer, recycling and landfill operations reported to him.

         The Company and Mr. Kruszka entered into a letter agreement dated September 26, 1996 which provides that Mr. Kruszka shall be employed by the Company to serve as Vice President of Operations for a term of three years. The letter agreement sets forth the base salary, stock options and bonuses to be received by Mr. Kruszka.

         In February 1997, Michael L. Paxton was elected Vice President and Corporate Controller. Mr. Paxton joined the Company in May 1993 as Assistant Corporate Controller and was promoted to Corporate Controller in August 1995. Mr. Paxton was formerly employed by NL Industries, Inc. and Ernst & Young, L.L.P.

         In March 1997, Lance C. Ruud, the Company's Senior Vice President and Chief Financial Officer, resigned effective May 1, 1997. Mr. Ruud continues to serve on the Company's Board of Directors until the next annual meeting of stockholders to be held June 25, 1997.

         In connection with the closing of the Offering, the Board of Directors authorized the creation of a committee of officers (the "Management Committee") to be responsible for the oversight of the day-to-day management of the Company. The Board of Directors appointed the members of the Management Committee and instructed the executive officers of the Company, including the members of the Management Committee, to consult with the members of such committee prior to making any decision or taking any action which the officer believes, using his best judgment, would have a significant effect on the business of the Company or a material effect on its profitability. The Management Committee consists of three members, who currently are Tom J. Fatjo, Jr., J. David Green and Jerome M. Kruszka.

         DIRECTOR CHANGES. During February 1997, Thomas E. Noel and R. Brian Fifer resigned as directors of the Company.

         Pursuant to the Placement Agent Agreement dated January 23, 1997 between the Company and Sanders Morris Mundy Inc. ("SMMI"), SMMI has the right to assign one representative to serve on the Board of Directors of the Company and on any committee thereof to which the Management Committee may be designated to report, until at least 85% of the shares of Common Stock sold pursuant to the Offering have been sold by the initial holders thereof or their permitted assignees. George L. Ball was elected in February 1997 to serve on the Board of Directors pursuant to this Agreement.

         The Company also entered into an Agreement with Tom J. Fatjo, Jr. and Robert K. Moses, Jr. pursuant to which Mr. Fatjo and Mr. Moses agreed to guarantee the indebtedness evidenced by the Bank Facility. Pursuant to this Agreement, Mr. Moses has the right to designate three directors to serve on the Company's Board of Directors until the indebtedness is repaid or Mr. Moses ceases to be a guarantor of such indebtedness and two directors until Mr. Moses is no longer the beneficial owner of Common Stock, warrants or other securities of the Company that constitute on a fully diluted basis 5% or more of the outstanding securities of the Company. Mr. Moses, J. Philip Burguieres and Richard E. Bean were elected in February 1997 to serve on the Board of Directors pursuant to this Agreement.

         Lance C. Ruud's term as a director of the Company ends at the time of the annual meeting of stockholders to be held on June 25, 1997. The Board of Directors has nominated Jerome M. Kruszka, the Company's President and Chief Operating Officer, to take the position vacated by Mr. Ruud.

         OTHER ACQUISITIONS.

         TARGET WASTE INDUSTRIES, INC. In April 1997, the Company completed the acquisition of all the issued and outstanding shares of capital stock of Target Waste Industries, Inc. ("Target"), an Alabama corporation. Target conducts a waste collection business in Mobile, Alabama. The consideration paid by the Company for the acquisition of Target included $100,000 cash, 720,000 shares of restricted Common Stock and the forgiveness of certain indebtedness of Target to the Company. The Registration Statement, of which this Prospectus is a part, registers the resale of the shares of Common Stock issued pursuant to this transaction.

         From time to time the Company enters into negotiations and letters of intent for other potential acquisitions. Such letters are generally intended to be non-binding and are subject to many contingencies, which may include completion of satisfactory due diligence, negotiation of definitive agreements, and approval of the Company's Board of Directors. The Company will continue to pursue the acquisition of attractive disposal facilities and collection operations.

SUMMARY FINANCIAL DATA

         The following table sets forth selected historical financial information for the Company and should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, and the information under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and the Sanifill Assets Acquired Financial Statements and the related notes thereto, and the Unaudited Proforma Condensed Financial Statements and related notes thereto, included in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1977 and the Current Report on Form 8-K/A dated April 18, 1997. The information set forth below is expressed in dollars in thousands, except per share data.

                                                        HISTORICAL(1)                                    PRO FORMA(3)
                                  -------------------------------------------------------      ---------------------------------
                                             FISCAL YEAR ENDED              THREE-MONTH                            THREE-MONTH
                                  ------------------------------------      PERIOD ENDED         YEAR ENDED        PERIOD ENDED
                                  AUGUST 31, 1995    DECEMBER 31, 1996     MARCH 31, 1997      DECEMBER 31, 1996  MARCH 31, 1997
                                  ---------------    -----------------     --------------      -----------------  --------------
INCOME STATEMENT DATA:                                                                                    (UNAUDITED)

 Revenue.......................       $  7,350            $16,022               $ 6,407             $29,907            $7,612

Operating income (loss)........         (2,409)             2,421                   850              (1,326)             (113)

Gain on sale of assets.........            --                 437                   --                  --                --

Solid waste income (loss) before
 income taxes...................        (6,746)               838                   (42)             (1,326)             (113)

Loss from oil recovery and
disposal operations(2).........           (701)            (7,705)                  --               (7,705)              --

Net income (loss)..............         (6,939)            (6,917)                  (59)             (9,081)             (113)

Income (loss) per common share        $   (.34)          $   (.23)                $ --             $   (.22)            $ --

CASH FLOW DATA:

 Net cash provided (used) by:
    Operating activities.......       $   (514)          $  1,977              $  1,948

    Investing activities.......         (8,310)            (6,738)              (14,455)

     Financing activities......          6,648              4,563                14,221
                                    ----------           --------              --------

         Total.................     $  (2,176)          $   (198)              $  1,714
                                    ==========          =========              ========

                                                DECEMBER 31                   MARCH 31
                                  ---------------------------------------     --------

 BALANCE SHEET DATA:                   1995                1996                 1997
                                    ----------           --------              --------
Cash and cash equivalents......        $ 1,532            $ 1,334               $ 3,048

Total current assets...........          5,490              6,613                10,703

Property and equipment, net....         20,927             27,052                37,375

Total current liabilities......          5,019              6,473                12,206

Long-term debt, net of                  20,672             24,014                31,537
restricted cash................

Total stockholders' equity.....        $ 7,433            $ 1,636               $ 8,655

    (1) In February 1996, the Company changed its fiscal year end from August 31 to December 31.

    (2) The oil recovery and disposal operations were transferred under a contractual arrangement as of September 30, 1996, pursuant to which the Company relinquished management and legal control of the operations. Consequently, certain reclassifications to previously reported financial statements were made. The loss for the year ended December 31, 1996 includes the recognition of $6.5 million impairment loss.

    (3) Pro forma adjustments primarily related to (a) adjustment to depreciation and amortization for the purchase price allocation, (b) adjustment to reflect interest expense on the Bank Facility, and (c) adjustment for loss contracts assumed in the acquisition of the Sanifill Assets. Pro forma net income per share for the year ended December 31, 1996 and the three months ended March 31, 1997 assumes that all the shares of the Company's Common Stock issued in the Offering were outstanding for the period presented.

                                   OPERATIONS

ACQUISITIONS AND MANAGEMENT CONTRACTS

         The following table summarizes the Company's landfill management contracts and acquisitions completed between January 1, 1995 and May 31, 1997:

                          NAME OF               TYPE OF                                 TYPE OF      TOTAL     PERMITTED
       DATE              BUSINESS              BUSINESS             LOCATION          TRANSACTION     AREA       ACREAGE
------------------ --------------------- -------------------- --------------------   --------------   ----       -------
February 1995      Central Landfill      MSW landfill         Carriere, Mississippi  Purchase          20          20

June 1995          TransWaste, Inc.      Transfer station,    Alexandria, Louisiana  Purchase          20          20
                                         materials recovery
                                         facility and hauling
                                         operation

July 1995          Union County Landfill MSW landfill          Knoxville, Tennessee  20-year           90          55
                                                                                     management
                                                                                     contract

April 1996          Haleyville Landfill  C&D landfill          Haleyville, Alabama   20-year          265         192
                                         MSW Permit                                  management
                                                                                     contract

January 1997       North County Landfill C&D Landfill          Dickinson, Texas      Purchase          20          20

January 1997       Sanifill Hauling      Residential and       Houston, Texas        Purchase          --         --
                                         commercial collection
                                         operation

April 1997         Target Waste          Commercial collection Mobile, Alabama       Purchase          --         --
                   Industries, Inc.      operation

         The Company's operations involve primarily the processing and disposal of non-hazardous industrial and municipal solid waste. Its facilities generally operate six days per week, 52 weeks per year.

SOLID WASTE

         COLLECTION OPERATIONS. In April 1997, the Company acquired Target which serves approximately 450 commercial customer accounts in the Mobile, Alabama metropolitan area, with 5 trucks and approximately 550 containers. In January 1997, the Company completed the acquisition of the Sanifill Assets which included commercial and residential collection operations in the Houston, Texas metropolitan area. These operations serve approximately 100,000 residential and 4,000 commercial customer accounts, with 78 trucks and approximately 5,800 containers. The Company expects to acquire additional collection operations in the future.

         MUNICIPAL SOLID WASTE DISPOSAL. The Company operates six municipal solid waste ("MSW") landfills and one landfill permitted to accept MSW but for which disposal cells have not been constructed. The landfills accept waste from municipalities, private waste collection companies and the general public. Certain of these landfills are permitted to accept non-hazardous industrial and special waste. The Company also has the right to construct and operate a new MSW landfill in connection with one of the C&D landfills it operates.

         CONSTRUCTION AND DEMOLITION WASTE DISPOSAL. The Company operates two construction and demolition landfills. The landfills accept waste from municipalities, private waste collection companies and the general public. Construction and demolition landfills are permitted to accept dry construction and demolition debris including bricks, metal, boards and similar material as well as certain types of industrial waste.

         SOLID WASTE TRANSFER STATION AND MATERIAL RECOVERY FACILITY. The Company owns a transfer station and material recovery facility located in Alexandria, Louisiana. Waste is received at this facility from collection vehicles, the recyclable materials are sorted and sold and the remaining material is compacted into trailers for transportation primarily to the Company's landfills. Transfer stations reduce the cost of transportation from collection points to landfills by improving the utilization of collection personnel and equipment.

CUSTOMERS

         The Company's customers consist primarily of municipalities, large national waste collection companies and regional or local waste collection companies. The City of Mobile, Alabama accounted for approximately 17% of consolidated revenue for the year ended August 31, 1995. WMX Technologies, Inc. ("WMX") and Browning Ferris Industries, Inc. ("BFI") are customers of several of the Company's landfills and accounted for approximately 23% and 14% of consolidated revenue for the fiscal year ended December 31, 1996, respectively.

EMPLOYEES

         On May 15, 1997, the Company employed approximately 370 full-time and part-time employees. None of the Company's employees is covered by a collective bargaining agreement. The Company believes that its relations with its employees are good.

COMPETITION

         The non-hazardous waste industry is highly competitive and requires substantial capital and human resources. The Company competes for collection and landfill business on the basis of fees, geographical locations and quality of operations. The Company also competes to acquire facilities, enter into management contracts and obtain financial resources. Leading competitors for collection and disposal services and acquisition opportunities include WMX, BFI, USA Waste, Allied Waste Industries, Inc. and numerous other national, regional and local companies of varying sizes and competitive resources, many of which have significantly greater resources than the Company. The Company also competes with those counties and municipalities that maintain their own waste collection or disposal operations. These counties and municipalities may have financial advantages through their access to tax revenues and their ability to mandate the disposal of waste collected within the jurisdiction at the municipal facility.

         The non-hazardous waste management industry is undergoing significant consolidation, and the Company has encountered and, will in the future encounter substantial competition in its efforts to acquire or enter into management contracts for landfills, transfer stations and collection operations.

LITIGATION

         In June 1995, certain citizens of Chilton County, Alabama filed a complaint against the Chilton County Commission and the Company, which claimed that the Commission failed to comply with certain statutorily mandated procedures pertaining to 1) the transfer of the Chilton County Landfill from the County to the Company and 2) the approval of certain subsequent permit modifications. Each of the parties filed a motion for summary judgment. While the Circuit Court of Chilton County, Alabama upheld the transfer of the landfill to the Company, it overturned the approval of certain permit modifications that increased the allowable daily volume and expanded the permissible service area of the facility. During 1996, the Company was permitted to continue to operate under a daily volume limit. On March 14, 1997, the Supreme Court of Alabama issued a favorable opinion on the merits and reversed the plaintiffs summary judgment and upheld the permit modifications including the volume increase.

As a result, the landfill is now permitted to accept up to 1,500 tons per day of solid waste from an eighteen county service area.

         McGinnes Industrial Maintenance Corporation ("MIMC"), a wholly owned subsidiary of the Company, has been named as one of approximately 17 co-defendants in a lawsuit styled TAMMY FISHER WHALEN, ET AL. V. AES, INC., ET AT., Cause No. 93-CV0211, filed in the District Court of Galveston County, Texas, 10th Judicial District. The suit consolidated four separate proceedings filed by seventy-four persons currently or formerly residing on real property situated approximately five miles or more from the Company's former wastewater sludge treatment facility located in Galveston County, Texas, and names as defendants, in addition to MIMC, approximately 13 industrial companies located along or near the Houston Ship Channel, two subdivisions and one engineering firm. The suit alleges personal injury and property damages resulting from alleged releases of hazardous and toxic substances from the Company's wastewater sludge treatment facility. In September 1994, seventeen of the original plaintiffs were dismissed with prejudice from the litigation. The Company, as well as the other defendants, have agreed on an out-of-court settlement with the majority of the remaining plaintiffs. The Company's contribution toward settlement of the consolidated lawsuit was approximately $30,000. In March 1994, nine additional plaintiffs filed a petition in intervention in Cause No. 93-CV0211 claiming damages of $5 billion. In October 1995, the plaintiff-intervenors amended their petition to delete a number of allegations and causes of actions against defendants. Although there can be no assurance as to the outcome of any lawsuit, the Company believes that the claims made by plaintiff-intervenors in this suit are without merit and that the exposure of the Company in such litigation is minimal. The Company has been advised by its outside counsel, Ford & Ferraro, L.L.P., to such effect. The Company is vigorously defending these actions.

         In addition to the foregoing, the Company is involved in other litigation incidental to the conduct of its business, none of which management believes is, individually or in the aggregate, material to the Company's financial condition or results of operations.

LIABILITY INSURANCE AND BONDING

         The business of the Company exposes it to various risks, including claims for damage to property, injuries to persons, negligence and professional errors or omissions in the planning or performing of its services and providing of its products, which claims could be substantial. The Company maintains $2,000,000 of general liability insurance and an additional $5,000,000 of excess umbrella liability coverage on all of its operations. The Company also maintains directors' and officers' liability insurance coverage in the amount of $2,000,000 per claim and in the aggregate. Under the Company's insurance policies there are various exclusions, which the Company believes to be customary in the industry. Accordingly, there can be no assurance that liabilities which may be incurred by the Company will be covered by its insurance or that the dollar amount of such liabilities which are covered by its insurance will not exceed the Company's policy limits. Furthermore, prior to June 1990, the Company did not have insurance coverage for certain pollution-related activities with respect to its former environmental engineering and consulting services. A partially or completely uninsured claim, if successful, could have a material adverse effect on the Company's financial condition and results of operations.

         The Company maintains $1,000,000 of environmental impairment liability insurance (subject to a $250,000 deductible). There can be no assurance that only liability that may be incurred by the Company will be covered by the insurance or that the dollar amount of such liabilities which are covered by its insurance will not exceed the Company's policy limit. As a result, if the Company were to incur liability for environmental damage, the Company's financial condition and results of operations could be materially and adversely affected.

         The Company has and will be required from time-to-time to obtain financial assurance security for performance, closure and post-closure obligations, a portion of which may be funded with cash deposits or other collateral. The Company has obtained a $20 million performance bond line-of-credit. This commitment is subject to a review of each contract to be bonded and certain other conditions. In certain cases, the Company will be required to provide cash deposits.

ENVIRONMENTAL REGULATION

         The Company is subject to extensive and evolving environmental laws and regulations. These regulations are administered by the EPA and various other federal, state and local environmental, zoning, health and safety agencies, many of which periodically examine the Company's operations to monitor compliance with such laws and regulations. The Company believes there will be continued change in regulation and legislation related to the waste management industry, and the Company attempts to anticipate such future regulatory requirements to ensure compliance.

         The Company's operation of landfills and other processing, treatment and disposal facilities subjects it to operational, monitoring, site maintenance, closure and post-closure obligations which could give rise to increased costs for monitoring and corrective measures. Governmental authorities have the power to enforce compliance with these regulations and to obtain injunctions or impose civil or criminal penalties in case of violations. During the ordinary course of its operations, the Company has from time to time received citations and notices from such authorities that operations are not in compliance with applicable environmental regulations. Upon receipt of such citations or notices, the Company works with the authorities to resolve the issues raised by such citations or notices. Failure to correct the problems to the satisfaction of the authorities could lead to curtailed operations or closure of a facility. None of the Company's facilities has been subjected to significant fines nor have any been closed, temporarily or permanently, by regulatory authorities. In connection with the Company's acquisition of existing landfills, it may also be necessary to expend considerable time, effort and money to renew and maintain existing permits and to obtain permits required to increase the capacity of these landfills.

         The Company's operations are subject to regulation, principally under the following federal statutes, along with analogous state statutes:

         THE RESOURCE CONSERVATION AND RECOVERY ACT OF 1976 ("RCRA"). RCRA regulates the handling, treatment, storage, transportation and disposal of certain hazardous and nonhazardous wastes. The EPA's regulations under Subtitle D of RCRA generally became effective on October 9, 1993 and affect both existing and new municipal solid waste facilities. Subtitle D codifies minimum criteria for the location, operation and design of municipal solid waste facilities, as well as establishing standards for groundwater monitoring, landfill gas monitoring, corrective actions, closure and post-closure monitoring and financial assurance to ensure funding necessary to complete closure, post-closure monitoring and, if necessary, corrective actions at these facilities. Subtitle D allows states, with EPA approval, to implement and enforce the regulations; otherwise the EPA will be responsible for issuing permits and providing enforcement. In connection with the permitting process, a landfill may be required to demonstrate that it will satisfy various other requirements, including those relating to the protection of endangered species. Regulated landfills that do not meet the requirements of the Subtitle D regulations may be required to close. Many landfills reportedly have closed in recent years because they were unable to meet those regulatory requirements. All of the Company's planned landfill expansions or new landfill development projects are being engineered to meet or exceed regulatory requirements.

         THE FEDERAL WATER POLLUTION CONTROL ACT OF 1972 ("CLEAN WATER ACT"). The Clean Water Act established rules regulating the discharge of pollutants into waters of the United States from a variety of sources, potentially including waste disposal sites. For example, if leachate, stormwater run-off, or other wastewater from the Company's disposal facilities may be discharged into surface waters, the Clean Water Act would, in many instances, require the Company to obtain discharge permits, conduct periodic sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in those discharges. Furthermore, regulations promulgated by the EPA under the Clean Water Act impose standards on the disposal of sewage sludge in certain circumstances, including disposal by placing sludge on a surface disposal site. The Company does not believe that compliance with such regulations will materially impact the Company's wastewater sludge treatment facility which ceased accepting waste in September 1994. In addition, if development may alter or affect "wetlands," the Company may be required to obtain a permit before such development may be commenced. This requirement is likely to affect the construction or expansion of many solid waste disposal sites, including some being developed by the Company.

         COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION, AND LIABILITY ACT OF 1980 ("SUPERFUND" OR "CERCLA"). CERCLA addresses problems created by the release or threatened release of hazardous substances into the environment. CERCLA can impose retroactive, strict, joint and several liability on the present or former owners or operators of facilities that release hazardous substances into the environment. Waste generators and transporters also can be subject to similar liability. These persons may be liable for site investigation costs, site cleanup costs and natural resource damages, even if the original conduct giving rise to liability was in compliance with all then-existing laws and regulations. The costs of a CERCLA cleanup can be substantial. Liability under CERCLA is not dependent upon the existence or disposal of "hazardous wastes" and many of the sites on the EPA National Priorities List of Superfund sites are municipal solid waste disposal facilities. There can be no assurance that the Company will not face claims resulting in liability under CERCLA. The Company expects to continue to grow in part by acquiring existing disposal businesses. The Company conducts due diligence (including Phase I surveys) with respect to disposal facilities that it acquires or contracts to manage to determine whether such contain or have handled hazardous substances. There can be no assurance that the Company is effective at detection or will prove effective or that the facility will not have other unknown environmental problems and related liabilities. The Company will be subject to similar risks and uncertainties in connection with the acquisition of any closed disposal facilities or discontinued lines of business which had been operated by businesses acquired by the Company. Virtually all of the states have Superfund programs similar to CERCLA that give rise to many of the obligations and liability concerns discussed above.

         THE CLEAN AIR ACT. The Clean Air Act provides for federal, state and local regulation of emissions of air pollutants into the atmosphere. On March 12, 1996, the EPA promulgated "new source performance standards" and "emission guidelines" for municipal solid waste disposal facilities. These regulations impose limits on air emissions from municipal solid waste disposal facilities. The new source performance standards apply to all municipal solid waste disposal facilities that commenced construction after May 30, 1991, the date of the proposed regulations. The emission guidelines are a set of provisions that are to be adopted by the states and would apply to municipal solid waste disposal facilities that received waste after November 8, 1987 and that meet other criteria listed in the rule. These guidelines, combined with new programs established under the 1990 Clean Air Act amendments, subject solid waste disposal facilities to new reporting and operational requirements and, in some instances, (1) require installation of methane gas recovery systems and/or (2) a Title V operating permit.

         OTHER STATE AND LOCAL REGULATION. States in which the Company operates have laws and regulations governing waste disposal and water and air pollution and, in most cases, regulations governing the design, operation, maintenance and closure of waste management facilities. Subtitle D allows states to implement their own regulatory programs if those programs meet federal standards. The full effect of this may not be apparent for years as states establish their own regulatory schemes.

         In addition to costly and restrictive regulation, there are a number of other factors, the long-term effects of which are unpredictable, which could result in higher disposal facility operating costs and possible decreased demand for disposal facilities. These factors include not only the increasing public opposition to the siting and operation of disposal facilities, but also increased efforts (including legislation) to reduce the volume of waste and the dependence on landfilling for disposal by promoting waste minimization, incineration, composting and recycling. For example, several states have enacted laws that will require counties to adopt comprehensive plans to reduce, through waste planning, composting and recycling or other programs, the volume of solid waste deposited in landfills within the next few years. A number of states have taken or propose to take steps to ban the landfilling of certain wastes, such as yard wastes, beverage containers, newspapers, unshredded tires, lead-acid batteries and household appliances.

         LEGISLATIVE INITIATIVES. The continuing public awareness and interest in solid waste disposal, the siting of waste facilities, and the protection of the environment frequently lead to federal, state and local legislative initiatives that could affect the Company's operations. The prospects for any legislative proposal are inherently uncertain, and the Company cannot accurately predict how its business may be affected by the adoption of new laws.

         In recent years, some states and localities have instituted waste "flow control" requirements, under which specified solid waste collected in a jurisdiction is required to be delivered to a governmentally designated facility. In response to some of those enactments, the United States Supreme Court and several lower federal courts have ruled that certain flow control ordinances violated the Interstate Commerce Clause of the U.S. Constitution. The U.S. Constitution grants the Congress the power to authorize certain otherwise unconstitutional state and local actions affecting interstate commerce, and Congress has been considering legislation that would exempt some or all flow control requirements from Constitutional invalidity.

         Some states have also adopted or considered legislation to ban, restrict or impose special taxes on waste imported from outside the state. The U.S. Supreme Court has struck down some such measures as unconstitutional discrimination against interstate commerce, as have several lower federal courts. In response to these court decisions, bills have been introduced in Congress in the past several years to enable states to ban, restrict or differentially tax out-of-state waste.

         The Company currently cannot predict whether Congress will pass legislation permitting flow control or restrictions on the interstate movement of waste, or the content of any such bills that may ultimately become law.

                                 USE OF PROCEEDS

         The Company will receive no part of the proceeds of any sale or transactions made by the Registering Stockholders with respect to the Common Stock offered hereby. However, the resale of shares of Common Stock to be received pursuant to the exercise of certain warrants and the conversion of certain promissory notes is included in this Registration Statement; the Company would receive an aggregate of approximately $7,187,820 from the exercise of these warrants and the forgiveness of $1,500,000 plus interest thereon from the conversion of the promissory notes.

                            REGISTERING STOCKHOLDERS

         This Prospectus, as appropriately amended or supplemented, may be used from time to time principally by the persons named below who received shares of Common Stock (i) in a private placement (ii) in acquisitions made by the Company of a business, (iii) in exchange for certain debt obligations of the Company,
(iv) upon the exercise of certain warrants, (v) pursuant to the 1997 Stock Participation Plan, or (vi) in exchange for certain services (such persons are herein referred to as the "Registering Stockholders"). There presently are no arrangements or understandings, formal or informal, pertaining to the distribution of the shares as described herein. Upon the Company being notified by a Registering Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares bought through a block trade, special offering, exchange distribution, or secondary distribution, a supplemented Prospectus will be filed, pursuant to Rule 424 under the Securities Act, setting forth (i) the name of each Registering Stockholder and the participating broker-dealer(s), (ii) the number of shares of Common Stock involved, (iii) the price at which the shares of Common Stock were sold, (iv) the commissions paid or the discounts allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out in this Prospectus, and (vi) other facts material to the transaction.

         The following table sets forth the number of shares of Common Stock or options or warrants to purchase Common Stock owned by each of the Registering Stockholders. Except as indicated, none of the Registering Stockholders have had a material relationship with the Company within the past three years other than as a result of the ownership of the Shares or other securities of the Company. Because the Registering Stockholder may offer all, some or none of the Shares which they hold pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares, no estimate can be given as to the amount of Shares that will be held by the Registering Stockholders after completion of this offering. The Shares offered by this Prospectus may be offered from time to time by the Registering Stockholders named below:

                                       SHARES BENEFICIALLY                  NUMBER OF                 SHARES BENEFICIALLY
                                           OWNED BEFORE                       SHARES                      OWNED AFTER
                                           THE OFFERING                    REGISTERED FOR                 THE OFFERING
       NAME                            NUMBER          PERCENT              SALE HEREBY           NUMBER             PERCENT
--------------------                 ---------         -------              -----------           ---------           -------
Tom J. Fatjo, Jr.(1)                 3,743,751         8.60                    349,271(2)         3,404,480           7.82

Lance C. Ruud(3)                       156,250           *                     156,250(4)                 0             *

Tom J. Fatjo, III.(5)                2,653,598         6.09                     95,000(6)         2,558,518           5.88

William B. Blount(7)                   168,500           *                      50,000              118,500             *

C. Derek Parrish                       155,000           *                      50,000              105,000             *

Preston Moore, Jr.(8)                  387,500           *                      37,200              350,300             *

Robert E. Allen                         25,000           *                      25,000                    0            ---

J. Evans Attwell                       128,333           *                      83,333               45,000             *

Joe M. Bailey                           50,000           *                      50,000                    0            ---

Huffard Family
Partnership                            150,000           *                     150,000                    0            ---

Susan Huffard Ball                     100,000           *                     100,000                    0            ---

Richard E. Bean(9)                     200,000           *                     200,000                    0            ---

Lewis E. Brazelton, III                111,600           *                     111,600                    0

Bonner Sewell Brown                     50,000           *                      50,000                    0            ---

James Perry Bryan                      248,000           *                     248,000                    0            ---

John T. Cater                           50,000           *                      50,000                    0            ---

James W. Christmas                     100,000           *                     100,000                    0            ---

Morton A. Cohn                         316,667           *                     316,667                    0            ---

Dale W. Conrad &
Reba J. Conrad,
JTWROS                                  50,000           *                      50,000                    0            ---

William Cravens                        142,000           *                      62,000               80,000             *

Dr. William H.
Cunningham                              74,400           *                      74,400                    0            ---

Max M. Dillard                         100,000           *                     100,000                    0            ---

Wayne B. Duddlesten                    100,000           *                     100,000                    0            ---

J.A. Elkins & Margaret
W. Elkins, T/I/C                       116,667           *                     166,667                    0            ---

George R. Farris                        25,000           *                      25,000                    0            ---

Wayne Gibbens                           22,320           *                      22,320                    0            ---

Steve Harter                            80,000           *                      80,000                    0            ---

John V. Hazleton, Jr.
& Bonnie C. Hazleton,
TIC                                     50,000           *                      50,000                    0            ---

Frederick A. Huttner                    50,000           *                      50,000                    0            ---

John W. Johnson                        100,000           *                     100,000                    0            ---

Samuel A. Jones                         50,000           *                      50,000                    0            ---

Susan K. Keller                         70,000           *                      70,000                    0            ---

                                       20

Richard D. Kinder                      100,000           *                     100,000                    0            ---

Robert Larry Kinney                     75,000           *                      70,000                5,000             *

Frost Family I, Ltd.                   100,000           *                     100,000                    0            ---

Mark Andrew Klein
and Kathryn Frost
Klein, TIC                              25,000           *                      25,000                    0            ---

J. Livingston Kosberg                  100,000           *                     100,000                    0            ---

Jerome M. Kruszka(10)                  299,500           *                     149,500(11)          150,000             *

Richard N. Laminack
and Mary E.
Laminack, T/I                           25,000           *                      25,000                    0            ---

Neil Lande                             100,000           *                     100,000                    0            ---

Michael P. and
Helen C. Lawlor                        100,000           *                     100,000                    0            ---

Kenneth L. and
Linda P. Lay                           100,000           *                     100,000                    0            ---

Roger P. Linstedt                      200,000           *                     200,000                    0            ---

Stan L. McLelland                      114,867           *                     114,867                    0            ---

Bruce R. McMaken                        12,648           *                      12,648                    0            ---

Nancy Goins McNeil                      50,000           *                      50,000                    0            ---

Atlantis Software
Company Employees
Profit Sharing Plan                     25,000           *                      25,000                    0            ---

Arete Partners, L.P.                   816,037          1.9                    816,037                    0            ---

John R. Meyer                          100,000           *                     100,000                    0            ---

Cockspur, Inc.                          50,000           *                      50,000                    0            ---

Ben T. Morris(12)                       70,000           *                      70,000                    0            ---

Robert K. Moses, Jr.(13)             2,000,000         4.47                  1,875,000              125,000             *

 John I. Mundy(14)                      56,000           *                      50,000                6,000             *

Katherine Halliday
O'Neil                                  50,000           *                      50,000                    0            ---

John M. O'Quinn                        333,333           *                     333,333                    0            ---

Julie O'Quinn                           30,000           *                      30,000                    0            ---

Jack C. Pester                          50,000           *                      50,000                    0            ---

Humbert B. Powell, III                  25,000           *                      25,000                    0            ---

Leroy E. Quigley                        50,000           *                      50,000                    0            ---

Audre J. Rapoport                       74,400           *                      74,400                    0            ---

Leonard Rauch                          100,000           *                     100,000                    0            ---

Rush H. Record                          86,333           *                      83,333                3,000             *

Roy T. Rimmer, Jr.                      50,000           *                      50,000                    0            ---

                                       21

Rex C. Ross and
Adrian T. Ross                          50,000           *                      50,000                    0            ---

Darrell Royal                           15,600           *                      18,600                    0            ---

Nolan Ryan                              50,000           *                      50,000                    0            ---

Don A. Sanders(15)                     573,667           *                     416,667              157,000             *

Bret D. Sanders                         20,000           *                      70,000                    0            ---

Laura K. Sanders                        70,000           *                      70,000                    0            ---

Brad D. Sanders                         70,000           *                      70,000                    0            ---

Christine M. Sanders                    70,000           *                      70,000                    0            ---

Katherine U. Sanders                   266,667           *                     266,667                    0            ---

Quinlan Quiros
Schnitzer                               50,000           *                      50,000                    0            ---

Stephen D. Scott                       500,000         1.12                    500,000                    0            ---

Bruce Slovin                           100,000           *                     100,000                    0            ---

Talbot M. Smith                         50,000           *                      50,000                    0            ---

Sheldon Stein                           50,000           *                      50,000                    0            ---

Matthew G. Stuller,
Sr.                                    333,333           *                     333,333                    0            ---

Larry Temple                             8,928           *                       8,928                    0            ---

Jack I. Tompkins                        50,000           *                      50,000                    0            ---

 David Towery                           50,000           *                      50,000                    0            ---

Charles B. Tubbs                        62,000           *                      62,000                    0            ---

J. Richard Walton                       50,000           *                      50,000                    0            ---

J-All Partnership                      100,000           *                     100,000                    0            ---

George L. Ball(16)                     216,667           *                     166,667               50,000             *

J. Philip Burguieres(17)                83,333           *                      83,333                    0            ---

Alan G. Cummings                        50,000           *                      50,000                    0            ---

 Thomas W. Custer                      100,000           *                     100,000                    0            ---

Louis Del Homme                        150,000           *                     150,000                    0            ---

Don L. Fitch, IRRA                      80,000           *                      80,000                    0            ---

Carolyn Frost Keenan                   100,000           *                     100,000                    0            ---

Tanglewood Family
Limited Partnership                     50,000           *                      50,000                    0            ---


Brede C. Klefos, IRA                    25,000           *                      25,000                    0            ---

Ed McAninch                            100,000           *                     100,000                    0            ---

Michael W. Mitchell,
IRA                                     70,000           *                      70,000                    0            ---

David Preisler                          50,000           *                      50,000                    0            ---

                                       22

Sherri Spicer                          100,000           *                     100,000                    0            ---

William M. Wheless,
III,                                    25,000           *                      25,000                    0            ---

James O. Goff                          263,552           *                     263,552                    0            ---

Richard A. Roh                          46,400           *                      46,400                    0            ---

Michael W. &
Mary C. Meshad,
JTWROS                                  46,400           *                      46,400                    0            ---

Willie R. &
Barbara P. Carpenter,
JTWROS                                  46,400           *                      46,400                    0            ---

Karl W. &
Annie J. Metz                           46,400           *                      46,400                    0            ---

Walter D. Harris                        46,400           *                      46,400                    0            ---

Neil E. &
Ann F. Wimberley,
JTWROS                                  46,400           *                      46,400                    0            ---

Charles A. &
Elizabeth P. Mason,
JTWROS                                  46,400           *                      46,400                    0            ---

Stephen A. &
Beverly C. Davis,
JTWROS                                  46,400           *                      46,400                    0            ---

David R. Lane                           85,248           *                      85,248                    0            ---

Donald R. Loup                          85,015           *                      85,015                    0            ---

 Ernest F. Strauss                      85,015           *                      85,015                    0            ---

Nathaneil J. Bordelon                   18,382           *                      18,382                    0            ---

Tomy Dean Whitfield                     13,786           *                      13,786                    0            ---

Violet Alsobrooks
Whitfield                                4,687           *                       4,687                    0            ---

Joseph K. Whitfield                      9,099           *                       9,099                    0            ---

R. H. "Bill" Strain                     66,600           *                      66,600                    0            ---

Bentley B. Mackay, Jr.                  13,786           *                      13,786                    0            ---

Mark S. Riley                            9,158           *                       9,158                    0            ---

John W. Barton, Sr.                      9,157           *                       9,157                    0            ---

David M. Ellison, Jr.                    9,157           *                       9,157                    0            ---

Brendan F. Couhig                        9,158           *                       9,158                    0            ---

J. David Green(18)                      75,000           *                     75,000(19)                 0            ---

Michael L. Paxton(20)                   53,850           *                     41,250(21)            12,600             *

Barbara Kiser                           29,063           *                     29,063(22)                 0            ---

Jack Courtney                          200,000           *                     200,000                    0            ---

                                       SHARES ISSUABLE UPON
                                         THE CONVERSION OF
                                          SHARES ISSUABLE           PROMISSORY NOTES OR THE           SHARES ISSUABLE
                                       UPON THE EXERCISE OF               EXERCISE OF               UPON THE EXERCISE OF
                                        WARRANTS OR OPTIONS           WARRANTS OR OPTIONS           WARRANTS OR OPTIONS
                                           OWNED BEFORE                  REGISTERED FOR                 OWNED AFTER
               NAME                        THE OFFERING                   SALE HEREBY                   THE OFFERING

Sanders Morris Mundy, Inc.                      1,125,000                      1,125,000                          0

Robert K. Moses, Jr.                            3,000,000                      3,000,000                          0

St. James Capital Partners, L.P.                1,500,000                      1,500,000                          0

U.S.A. Waste Services, Inc.                     1,500,000                      1,500,000                          0

St. James Capital Corp.                           190,036                        190,036                          0

SV Capital Partners, L.P.                         127,035                        127,035                          0

Charles E. Underbrink                             153,412                        153,412                          0

Guadalupe Funding Company                         155,107                        155,107                          0

Thomas M. Vertin                                  119,295                        119,295                          0

Dennis J. LaValle                                  75,078                         75,078                          0

Equity Resource Group of
Indian River County, Inc.                          18,462                         18,462                          0

Blake T. Liedtke                                   28,290                         28,290                          0

1959 Trust for

Robert Tilly Arnold                                21,344                         21,344                          0

George V. Burkholder                                8,197                          8,197                          0

Pinkye Lou Blair Estate Trust                       3,693                          3,693                          0

The Lillie C. Cullen Estate

Trust for Isaac Arnold, Jr.                        10,673                         10,673                          0

The Hugh Roy Cullen Estate

Trust for Isaac Arnold, Jr.                        10,673                         10,673                          0

Todd M. Binet                                       2,660                          2,660                          0

Titus H. Harris, Jr.                                1,846                          1,846                          0

James Hansen                                        1,627                          1,627                          0

Isaac Arnold, Jr.                                   3,253                          3,253                          0

Harry H. Cullen Management
Trust, Legacy Trust
Company, Trustee                                    8,133                          8,133                          0

Ronald E. Clark                                     9,759                          9,759                          0

Scott Crist                                         1,627                          1,627                          0

*less than 1% of the issued and outstanding shares

(1) Tom J. Fatjo, Jr. is the Chief Executive Officer, Chairman of the Board and principal stockholder of the Company.

(2) Includes 349,271 shares of Common Stock issued pursuant to the 1997 Stock Participation Plan. Such shares are pledged as security for the Bank Loan; see "THE COMPANY -- Recent Developments -- Participation Plan Bank Loan," and as a result may be subject to foreclosure and resale by Langham Creek Bank (the "Bank"). The Registration Statement, of which this Prospectus is a part, registers the resale of such shares by the grantee pursuant to the Participation Plan or the Bank upon foreclosure.

(3) Lance C. Ruud is a director of the Company and is the son-in-law of Tom J. Fatjo, Jr., the Chief Executive Officer, Chairman of the Board and principal stockholder of the Company.

(4) Includes 156,250 shares of Common Stock issued pursuant to the 1997 Stock Participation Plan. Such shares are pledged as security for the Bank Loan; see "THE COMPANY -- Recent Developments -- Participation Plan Bank Loan," and as a result may be subject to foreclosure and resale by Langham Creek National Bank (the "Bank"). The Registration Statement, of which this Prospectus is a part, registers the resale of such shares by the grantee pursuant to the Participation Plan or the Bank upon foreclosure.

(5) Tom J. Fatjo, III is the Vice President - Treasurer of the Company and son of Tom J. Fatjo, Jr., Chief Executive Officer, Chairman of the Board and principal stockholder of the Company. Tom J. Fatjo, III and Ben F. Barnes are the co-trustees of the Fatjo Family Trust, which trust owns 80% of the outstanding common stock of FFAP. In their capacity as co-trustees, Mr. Fatjo and Mr. Barnes share voting and investment power over the assets of such trust. Includes 2,146,480 shares owned of record by FFAP, 8,000 shares held in trust for the benefit of Tom J. Fatjo, III - IRA and 8,000 shares held in trust for the benefit of Mary C. Fatjo - IRA.

(6) Includes 95,000 shares of Common Stock issued pursuant to the 1997 Stock Participation Plan. Such shares are pledged as security for the Bank Loan; see "THE COMPANY -- Recent Developments -- Participation Plan Bank Loan," and as a result may be subject to foreclosure and resale by Langham Creek National Bank (the "Bank"). The Registration Statement, of which this Prospectus is a part, registers the resale of such shares by the grantee pursuant to the Participation Plan or the Bank upon foreclosure.

(7)  William B. Blount is a director of the Company.

(8)  Preston Moore, Jr. is a director of the Company.

(9)  Richard E. Bean is a director of the Company.

(10) Jerome M. Kruszka is President and Chief Operating Officer of the Company.

(11) Includes 87,500 shares of Common Stock issued pursuant to the 1997 Stock Participation Plan. Such shares are pledged as security for the Bank Loan; see "THE COMPANY -- Recent Developments -- Participation Plan Bank Loan," and as a result may be subject to foreclosure and resale by Langham Creek National Bank (the "Bank"). The Registration Statement, of which this Prospectus is a part, registers the resale of such shares by the grantee pursuant to the Participation Plan or the Bank upon foreclosure.

(12) Ben T. Morris is the Chief Executive Officer and a director and shareholder of Sanders Morris Mundy Inc. ("SMMI"). SMMI is party to that certain Placement Agent Agreement pursuant to which it has the right to designate one representative to serve on the Board of Directors of the Company (currently George L. Ball). In addition, SMMI received warrants to purchase 1,125,000 shares of the Company's Common Stock.

(13) Robert K. Moses, Jr. is a director of the Company.

(14) John I. Mundy is a director and shareholder of SMMI. SMMI is party to that certain Placement Agent Agreement pursuant to which it has the right to designate one representative to serve on the Board of Directors of the Company (currently George L. Ball). In addition, SMMI received warrants to purchase 1,125,000 shares of the Company's Common Stock.

(15) Don A. Sanders is the Chairman of the Executive Committee and a director and shareholder of SMMI. SMMI is party to that certain Placement Agent Agreement pursuant to which it has the right to designate one representative to serve on the Board of Directors of the Company (currently George L. Ball). In addition, SMMI received warrants to purchase 1,125,000 shares of the Company's Common Stock.

(16) George L. Ball is a director of the Company.

(17) J. Philip Burguieres is a director of the Company.

(18) J. David Green is Senior Vice President, Secretary and General Counsel of the Company.

(19) Includes 75,000 shares of Common Stock issued pursuant to the 1997 Stock Participation Plan. Such shares are pledged as security for the Bank Loan; see "THE COMPANY -- Recent Developments -- Participation Plan Bank Loan," and as a result may be subject to foreclosure and resale by Langham Creek National Bank (the "Bank"). The Registration Statement, of which this Prospectus is a part, registers the resale of such shares by the grantee pursuant to the Participation Plan or the Bank upon foreclosure.

(20) Michael L. Paxton is Vice President and Controller of the Company.

(21) Includes 41,250 shares of Common Stock issued pursuant to the 1997 Stock Participation Plan. Such shares are pledged as security for the Bank Loan; see "THE COMPANY -- Recent Developments -- Participation Plan Bank Loan," and as a result may be subject to foreclosure and resale by Langham Creek National Bank (the "Bank"). The Registration Statement, of which this Prospectus is a part, registers the resale of such shares by the grantee pursuant to the Participation Plan or the Bank upon foreclosure.

(22) Includes 29,063 shares of Common Stock issued pursuant to the 1997 Stock Participation Plan. Such shares are pledged as security for the Bank Loan; see "THE COMPANY -- Recent Developments -- Participation Plan Bank Loan," and as a result may be subject to foreclosure and resale by Langham Creek National Bank (the "Bank"). The Registration Statement, of which this Prospectus is a part, registers the resale of such shares by the grantee pursuant to the Participation Plan or the Bank upon foreclosure.

                            DESCRIPTION OF SECURITIES

AUTHORIZED STOCK

         The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.001 per share, and 5,000,000 shares of Preferred Stock, par value $.001 per share.

COMMON STOCK

         Subject to the prior rights of the holders of any Preferred Stock which has been issued and is outstanding or may be issued in the future, the holders of the Common Stock are entitled to receive dividends from funds of the Company legally available therefor, when, as and if declared by the Board of Directors of the Company, and are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon the liquidation, dissolution or winding up of the affairs of the Company. As of May 23, 1997, there were approximately 375 holders of record and approximately 3,600 beneficial owners of the Common Stock. Holders of the Common Stock do not have any preemptive, subscription, redemption or conversion rights. Holders of the Common Stock are entitled to one vote per share on all matters which they are entitled to vote upon at meetings of stockholders or upon actions taken by written consent pursuant to Delaware law. The holders of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares can elect all of the directors of the Company subject to certain stockholder agreements. All of the shares of the Common Stock currently issued and outstanding are, and the shares of the Common Stock to be issued upon the consummation of this offering, when paid for in accordance with the terms hereof, will be, fully paid and nonassessable. In September 1991, the Company authorized and effected a one for three reverse stock split of its outstanding shares of Common Stock. No dividends have been paid to holders of the Common Stock since the inception of the Company, and no dividends are anticipated to be declared or paid in the foreseeable future.

PREFERRED STOCK

         The Board of Directors of the Company has the authority, without further action by the holders of the outstanding Common Stock, to issue Preferred Stock from time to time in one or more classes or series, to fix the number of shares constituting any class or series and the stated value thereof if different from the par value, and to fix the terms of any such series or class, including dividend rights, dividend rate, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series. The Company has no present plans to issue any series or class of Preferred Stock.

DELAWARE ANTI-TAKEOVER LAW

         The Company is governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law enacted in 1988. In general, this law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" is defined to include mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is defined as a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock.

                              PLAN OF DISTRIBUTION

         The shares of Common Stock covered hereby may be offered and sold from time to time by the Registering Stockholders. Resales may be made pursuant to this Prospectus, as amended or supplemented, pursuant to Rule 145(d) under the Securities Act, or pursuant to an exemption from the Securities Act. The Company may consent to the use of this Prospectus for a limited period of time by the Registering Stockholders and subject to limitations and conditions that may be varied by agreement between the Company and the Registering Stockholders.

         Any commissions paid or concessions allowed to any broker-dealer, and, if any broker-dealer purchases such shares as principal, any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act. Printing, certain legal, filing and other similar expenses of this offering will be paid by the Company. Registering Stockholders will bear all other expenses of this offering, including brokerage fees, any underwriting discounts and commissions.

         Registering Stockholders may sell Common Stock being offered hereby from time to time in transactions (which may involve crosses and block transactions) on The Nasdaq SmallCap Market or such other securities exchange on which the Common Stock may be listed, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. Registering Stockholders may sell some or all of the shares in transactions involving broker-dealers, who may act solely as agent and/or may acquire shares as principal. Broker-dealers participating in such transactions as agent may receive commissions from Registering Stockholders (and, if, they act as agent for the purchaser of such shares, from such purchaser), such commissions computed in appropriate cases in accordance with the applicable rules of The Nasdaq SmallCap Market or such other securities exchange on which the Common Stock may be listed, which commissions may be negotiated rates where permissible under such rules. Participating broker-dealers may agree with Registering Stockholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker-dealer is unable to do so acting as agent for Registering Stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to Registering Stockholders.

         In addition or alternatively, shares of Common Stock may be sold by Registering Stockholders and/or by or through other broker-dealers in special offerings, exchange distributions or secondary distributions pursuant to and in compliance with the governing rules of The Nasdaq SmallCap Market or such other securities exchange on which the Company's Common Stock may be listed, and in connection therewith, commissions in excess of the customary commission prescribed by the rules of such securities exchange may be paid to participating broker-dealers, or, in the case of certain secondary distributions, a discount or concession from the offering price may be allowed to participating broker-dealers in excess of such customary commission. Broker-dealers who acquire shares as principal thereafter may resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described in the preceding two sentences) on The Nasdaq SmallCap Market or such other securities exchange on which the Common Stock may be listed, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and, in connection with such resales, may pay to or receive commissions from the purchasers of such shares.

         In offering the shares of Common Stock covered hereby, the Registering Stockholders and any broker-dealers and any other participating broker-dealers who execute sales for the Registering Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Registering Stockholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any shares covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

         In order to comply with the securities laws of certain states, if applicable, the Common Stock will be sold hereunder in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold hereunder unless it has been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with.

                                 LEGAL OPINIONS

         Certain legal matters relating to the Common Stock offered hereby are being passed upon for the Company and the Registering Stockholders by Mayor, Day, Caldwell & Keeton, L.L.P., 700 Louisiana, Suite 1900, Houston, Texas 77002.

                                     EXPERTS

         The audited consolidated financial statements and schedules incorporated by reference in this Prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITERS, AGENTS OR DEALERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                                TABLE OF CONTENTS
                                                                            PAGE
Prospectus Summary........................................................     1
Available Information.....................................................     2
Incorporation of Certain Documents By Reference...........................     2
Risk Factors..............................................................     3
The Company...............................................................     8
Operations................................................................    14
Use of Proceeds...........................................................    19
Registering Stockholders..................................................    19
Description of Securities.................................................    26
Plan of Distribution......................................................    27
Legal Opinions............................................................    28
Experts...................................................................    28


                                21,411,534 SHARES

                               TRANSAMERICAN WASTE
                                INDUSTRIES, INC.

                                  Common Stock

                                   PROSPECTUS

                                  JUNE 19, 1997

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The estimated expenses in connection with this offering, other than underwriting discounts and commissions, are:

  Securities and Exchange Commission registration filing fee.....  $    7,098.25
  Blue Sky qualification fees and expenses, including legal fees.  $   10,000.00
  Printing and engraving expenses................................       2,000.00
  Accounting fees and expenses...................................      10,000.00
  Legal fees and expenses........................................      25,000.00
  Miscellaneous..................................................       1,000.00
                                                                   -------------

  Total..........................................................  $   55,098.25
                                                                   =============

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Restated Certificate of Incorporation and the By-laws of the Registrant provide that the Registrant shall indemnify its officers, directors and certain others to the fullest extent permitted by the General Corporation Law of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware provides in pertinent part as follows:

                  (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                  (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper.

                  (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections
         (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

                  (d) Any indemnification under subsection (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

                  (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

                  (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

                  (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify against such liability under this section.

                  (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

                  (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

                  (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         In accordance with section 102(a)(7) of the General Corporation Law of the State of Delaware, the Restated Certificate of Incorporation of the Registrant eliminates the personal liability of the Registrant's directors to the Registrant or its stockholders for monetary damages for breach of their fiduciary duties as a director, with certain limited exceptions set forth in said Section 102(a)(7).

ITEM 16.  EXHIBITS.

         Reference is made to the Exhibit Index which immediately precedes the exhibits filed with this Registration Statement.

ITEM 17.  UNDERTAKINGS.

         (a)  The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) to include any material information with respect
                  to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the

Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (d)      The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON JUNE 18, 1997.

                                            TRANSAMERICAN WASTE INDUSTRIES, INC.



                                             By: /S/ J. DAVID GREEN
                                                     J. David Green
                                            Senior Vice President, General
                                                Counsel and Secretary

                 NAME                                     TITLE                                   DATE

                   *                           Chief Executive Officer and                    June 18, 1997
           Tom J. Fatjo, Jr.                      Chairman of the Board
                                              (Principal Executive Officer)

                   *                          Vice President and Corporate                    June 18, 1997
           Michael L. Paxton                Controller (Principal Accounting
                                                        Officer)

                   *                                    Director                              June 18, 1997
             Lance C. Ruud

                   *                                    Director                              June 18, 1997
             Ben B. Barnes

                   *                                    Director                              June 18, 1997
           William B. Blount

                   *                                    Director                              June 18, 1997
          Preston Moore, Jr.

                   *                                    Director                              June 18, 1997

             Ed L. Romero

                   *                                    Director                              June 18, 1997
        John V. Singleton, Jr.

                   *                                    Director                              June 18, 1997
         Robert K. Moses, Jr.

                   *                                    Director                              June 18, 1997

            George L. Ball

                   *                                    Director                              June 18, 1997
            Richard E. Bean

                   *                                    Director                              June 18, 1997
           Philip Burguieres

         *By Power of Attorney

          /S/ J. DAVID GREEN
   J. David Green, Attorney-in-Fact

                                  EXHIBIT INDEX

EXHIBIT
NUMBER

1     None

2     None

4.1 Restated Certificate of Incorporation as amended. Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 33-41017).

4.2 Certificate of Amendment of Restated Certificate of Incorporation of the Company, dated March 23, 1993. Incorporated by reference to Exhibit 3.2 of the Company's Annual Report on Form 10-K for the year ended August 31, 1993.

4.3 Certificate of Elimination of the Registrant, dated October 11, 1993, incorporated by reference to Exhibit 3.3 to the Registrant's Annual Report on Form 10-K for the year ended August 31, 1993.

4.4   Amended and Restated Bylaws of the Registrant incorporated by reference to
      Exhibit 4.2 to the Registrant's Registration Statement on Form S-8 (File No. 33-57326).

5.1* Opinion of Mayor, Day, Caldwell & Keeton, L.L.P., as to legality of issuance of Common Stock.

8     None

12    None

15    None

23.1* Consent of Arthur Andersen LLP.

23.2* Consent of Mayor, Day, Caldwell & Keeton, L.L.P. (included in Exhibit
      5.1).

24.1  Power of Attorney

25    None

26    None

27    None

28    None

*Indicates documents filed herewith.